Exhibit 8.1

List of Principal Subsidiaries and Variable Interest Entities of the Registrant*

Subsidiaries	Place of Incorporation
Nova (Cayman) Inc.	Cayman Islands
TouchPal HK Co., Limited	Hong Kong
CooTek Hong Kong Limited	Hong Kong
Techdelic Investment Co., Limited	Hong Kong
TouchPal, Inc	United States
Smillage Inc.	United States
VitalTek, Inc.	United States
Shanghai Chule (CooTek) Information Technology Co., Ltd.	People’s Republic of China
Shanghai Qianqi Technology Co., Ltd	People’s Republic of China

Variable Interest Entities	Place of Incorporation
Molihong (Shenzhen) Internet Technology Co., Ltd.	People’s Republic of China
Shanghai Lingdian Internet Technology Co., Ltd.	People’s Republic of China

*Other entities of CooTek (Cayman) Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.